UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 6, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the presentation materials related to the First Quarter 2014 Results of UBS AG, which appear immediately following this page.

First quarter 2014 results

May 6, 2014

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including, the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

1Q14 highlights

Group

Net profit attributable to UBS shareholders CHF 1,054 million, diluted EPS CHF 0.27, RoE 8.7% Profit before tax (PBT) CHF 1,393 million, adjusted PBT CHF 1,486 million Basel III fully applied CET1 ratio of 13.2%, achieving our 13% target for 2014

Business divisions1

Wealth Management: PBT CHF 659 million, NNM CHF 10.9 billion, gross margin up 2 bps to 87 bps

– Increased profitability on improved client activity, strong net new money

Wealth Management Americas: Record PBT USD 284 million, NNM USD 2.1 billion

– Increased recurring fees on record managed account asset levels

Retail & Corporate: PBT CHF 401 million, up 17% QoQ

– Strong performance, best first quarter adjusted pre-tax profit since 2010

Global Asset Management: PBT CHF 126 million, CHF 13.0 billion of NNM excluding money market flows

– Annualized NNM growth rate of 6.6%, above target range with inflows from WM and third-party channels

Investment Bank: PBT CHF 549 million, continued efficient resource utilization

– Adjusted RoAE of 28% with improved performance across all regions

Corporate Center: Pre-tax loss CHF 501 million

– Continued progress in reduction of Non-core and Legacy Portfolio assets

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Business division and Corporate Center figures on an adjusted basis 2

Group results

CHF million	1Q13	4Q13	**1Q14**
Total operating income	7,775	6,307	7,258
Total operating expenses	6,327	5,858	5,865
Profit before tax as reported	**1,447**	**449**	**1,393**
Own credit on financial liabilities designated at fair value	(181)	(94)	88
Gains on sales of real estate	0	61	23
Net loss related to the buyback of debt in a public tender offer	(92)	(75)	0
Gain on disposals	65	0	0
Net restructuring charges	(246)	(198)	(204)
Adjusted profit before tax	**1,901**	**755**	**1,486**
of which provisions for litigation, regulatory and similar matters	(378)	(79)	(193)
of which guarantee payments in relation to the Swiss-UK tax agreement and others	0	30	6
Tax (expenses)/benefit	(458)	470	(339)
Net profit attributable to preferred noteholders/non-controlling interests[1]	1	2	0
Net profit attributable to UBS shareholders	**988**	**917**	**1,054**
Diluted EPS (CHF)	0.26	0.24	0.27
Return on Equity (RoE) (%)	8.5	7.7	8.7
Total book value per share (CHF)	12.57	12.74	13.07
Tangible book value per share (CHF)	10.79	11.07	11.41

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 We expect net profit attributable to preferred noteholders/non-controlling interests of ~CHF 110 million for FY14 (all of which in 2Q14), ~CHF 110 million for FY15 and ~CHF 85 million for FY16

3

Wealth Management

Increased profitability on improved client activity, strong net new money

Operating income and profit before tax

CHF million


1Q13
4Q13
1Q14
1,913
1,859
1,943
664
690
471
512
619
659
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Net new money

CHF billion


Quarterly average
6.6
9.0
15.0
5.8
10.9
FY12
FY13
1Q13
4Q13
1Q14

Operating income up 5%

- Recurring income[1] down 2% to CHF 1,392 million on lower net interest income and recurring net fee income
- Transaction-based income up 28% to CHF 542 million as client activity improved across all regions

Adjusted cost/income ratio 66%

- Adjusted expenses down 5% to CHF 1,285 million, as higher provisions for litigation, regulatory and similar matters were more than offset by lower other G&A expenses as well as lower variable compensation expenses

CHF 10.9 billion net new money

- Strong net inflows in APAC and Emerging Markets
- 5th consecutive quarter of positive NNM in Switzerland
- In Europe, net new money was negatively impacted by a single large outflow and ongoing cross-border asset outflows
- Annualized NNM growth rate of 4.9%

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Net interest income + recurring net fee income

4

Wealth Management—by region1

Europe Asia Pacific Switzerland Emerging Markets o/w UHNW

Net new 15.4

11.2 13.3 11.3 11.8

9.2 11.0 8.7 9.5 money 8.3 8.4 7.1

6.7 4.6 5.5 1.8 5.2

1.3 2.4 2.1 growth rate 0.1 0.8 0.3%

(1.6)(2.5)

10.7

9.3

8.5

Net new 7.4 money 7.0

5.5 5.0 4.9 5.1

3.6 4.4 3.8

CHF billion 3.0 3.3

2.1 2.4 2.1

1.1 0.8

0.1 0.3 0.6

0.1

(1.4)

(2.2)

Gross 98 98 95 95 93

89 90 86 86 89 92 91 90 90 92

85 82 85 margin 74 74 bps 57

54 52 51 55

1Q13 2Q13 3Q13 4Q13 1Q14 1Q13 2Q13 3Q13 4Q13 1Q14 1Q13 2Q13 3Q13 4Q13 1Q14 1Q13 2Q13 3Q13 4Q13 1Q14 1Q13 2Q13 3Q13 4Q13 1Q14

31.3.14

Invested assets

346 223 166 154 424

CHF billion

Client advisors

1,504 1,100 763 789 649

FTE

1 Based on the Wealth Management business area structure; refer to page 23 of the 1Q14 financial report for more information

Wealth Management—Gross margin

Improved gross margin on higher client activity

1Q13 2Q13 3Q13 4Q13 1Q14

Wealth Management

1,926 1,952 1,837 1,859 1,943

91 90 85 85 87 71% 73% 77% 77% 72%

Income (CHF million) Gross margin (bps)

Recurring income as a % of income

Gross margin components (bps)

Net interest income

Recurring net fee income

Transaction-based and other income1

508 523 517 513 496

24 24 24 23 22 856 909 891 911 897

40 42 41 41 40

562 520 551 429 434

27 24 20 20 25

Lower treasury-related income and a slight decrease in income from client deposits, partially offset increased interest income from Lombard loans

Increase in mandates more than offset by negative impact from cross-border asset outflows

Increase in client activity levels across all regions, most notably in APAC

Invested assets

870 862 871 886 899

CHF billion

1 Gross margin calculation excludes any effect on profit or loss from a property fund from other income. Refer to page 22 of the 1Q14 report for additional information 6

Wealth Management Americas (USD)

Record adjusted PBT of USD 284 million, record revenue and invested assets

Operating income and profit before tax

USD million



1Q13
4Q13
1Q14
1,696
1,851
1,865
210
220
254
283
272
284
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Net new money

USD billion



Quarterly average
11.2
11.1
14.0
14.3
7.6
5.5
4.8
9.2
4.9
2.1
FY12
FY13
1Q13
4Q13
1Q14
NNM excl. dividends & interest
Dividends & interest

Operating income up 1%

- Recurring net fee income up 3% on record managed account asset levels, offset by 9% decrease in net interest income
- Transaction-based income down 1% with slight decrease in client activity, partly offset by higher net trading income as 4Q13 included trading losses related to Puerto Rico municipal market
- Credit loss recovery of USD 19 million, compared with credit loss expense of USD 9 million in 4Q13
- USD 15 million insurance reimbursement in 4Q13

Adjusted cost/income ratio 86%

- Adjusted expenses up 1% to USD 1,582 million mostly due to USD 34 million higher charges for litigation, regulatory and similar matters, partly offset by lower Corporate Center allocated costs

USD 2.1 billion net new money

- 15th consecutive quarter of positive NNM
- Solid increase in same-store[1] NNM, lower flows from net recruited FAs

Continued strong FA productivity

- Annualized revenue per FA > USD 1 million
- Record invested assets per FA of USD 139 million

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Net new money brought in by financial advisors that have been with UBS for more than 12 months

7

Retail & Corporate

Best first quarter adjusted pre-tax profit since 2010

Operating income and profit before tax

CHF million

1Q13 4Q13 1Q14

919 931 932

386 347 332 362 401 344

Operating income (as reported) Profit before tax (as reported) Profit before tax (adjusted)

NNBV1 growth rate (retail business)

%, annualized

5.9 4.9

4.1 3.5 4.3 1.7 1.1

(0.3) (0.3)

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

Operating income stable Net credit loss recovery compared with net credit loss expense in the prior quarter Lower transaction-based and net interest income not entirely offset by higher recurring net fee income

Adjusted cost/income ratio 58% 9% decrease in adjusted expenses Lower charges for litigation, regulatory and similar matters and lower technology expenses, partly offset by higher personnel expenses

Net interest margin

159 161 159 162 154 157 154 157 153

539 547 545 556 531 542 531 540 523

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

Net interest income, CHF million Net interest margin, bps

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Net new business volume 8

Global Asset Management

CHF 13 billion net new money excluding money market funds

Adjusted operating income and profit before tax

CHF million


1Q13
4Q13
1Q14
483
190
160
482
130
143
451
122
126
Operating income (adjusted)
Profit before tax (as reported)
Profit before tax (adjusted)

NNM by channel – excluding money markets

CHF billion


Quarterly average
(1.3)
(0.2)
(1.4)
0.2
0.9
4.2
(3.2)
(1.5)
4.0
9.0
FY12
FY13
1Q13
4Q13
1Q14
WM businesses
Third party

Operating income down 6%

- Performance fees down by CHF 25 million to CHF 47 million, mainly in A&Q and O'Connor
- Net management fees down by CHF 6 million mainly in traditional investments

Adjusted cost/income ratio 72%

- Adjusted operating expenses down by 4% on lower variable compensation and G&A expenses, partly offset by CHF 14 million provision for a fund liquidation

Gross margin 31 bps

- Down 2 bps on lower performance fees in A&Q and O'Connor

CHF 13 billion NNM excluding MM funds

- Net inflows from third party channels and wealth management businesses across a variety of capabilities

Solid investment performance

- Strong performance versus peers in multi-asset and alternatives

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

9

Investment Bank

Adjusted RoAE of 28% with improved performance across all regions

Adjusted operating income and profit before tax

CHF million



1Q13
4Q13
1Q14
2,728
977
928
1,861
297
386
2,190
425
549
Operating income (adjusted)
Profit before tax (as reported)
Profit before tax (adjusted)

	1Q13	4Q13	1Q14
Adjusted cost/income ratio (%)	66	79	**75**
Adjusted, RoAE (%)[1]	47	20	**28**
Basel III RWA (CHF billion)	69	62	**62**
Basel III RWA excluding operational risk (CHF billion)	53	43	**42**
Adjusted RoRWA (%, gross)[2]	16	12	**14**
Funded assets (CHF billion)[3]	186	162	**176**
Swiss SRB LRD[4] (CHF billion)	-	275	**272**
Front office staff (FTE)	5,751	5,165	**5,254**

Operating income up 18%

- CCS: strong performance with robust contribution from DCM in both the leveraged finance and investment grade businesses
- ICS: strong performance in Equities while FX, Rates and Credit were resilient in an unusually weak 1Q

Adjusted cost/income ratio 75%

- Adjusted operating expenses up 11% to CHF 1,641 million driven by higher variable compensation expenses, partly offset by decrease in G&A expenses

28% adjusted RoAE[1] in 1Q14

- Solid profits delivered with tight RWA and balance sheet management
- Stable RWA with slight increase in funded assets on higher trading assets in ICS

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Return on attributed equity (RoAE); 2 Based on phase-in Basel III risk-weighted assets; 3 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; 4 Swiss SRB leverage ratio denominator

10

Corporate Client Solutions (CCS)

Solid performance with strong DCM results, 9% increase in revenues

Operating income



CHF million
USD million
997
203
249
503
114
(73)
1Q13
+9%
706
120
208
243
198
(63)
4Q13
770
128
303
196
153
(10)
1Q14
1,067
220
267
535
123
(77)
1Q13
+10%
784
133
230
270
220
(70)
4Q13
865
144
341
221
172
(13)
1Q14
Advisory
Equity capital markets
Debt capital markets
Financing solutions[1]
Risk management[2]

Key transactions in 1Q14[3]

Advisory	Vodafone/Verizon Wireless; Co-Op restructuring; InterOil Corp.'s sale of Elk/Antelope to Total
ECM	Secondary sell-down in Lloyds Banking Group; Piraeus Bank capital increase
DCM	Financing for JLL/Pantheon, Accellent/KKR/Bain and CHS/HMA; Nationwide and Santander hybrid

Comparison in USD terms (1Q14 vs. 4Q13)

Advisory (22%)

- Decrease from strong 4Q13 reflects lower revenues from private transactions
- Up 40% year-over-year

Equity capital markets (18%)

- Decrease in line with market fee pool, partly offset by strong contribution from increased block trading activity

Debt capital markets +48%

- Strong growth in both investment grade and leveraged finance

Financing solutions +8%

- Increased revenues from structured financing on a larger number of deals

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Financing solutions provides customized solutions across asset classes via a wide range of financing capabilities including structured financing, real estate finance and special situations group; 2 Risk management includes corporate lending and hedging activities; 3 Transactions closed

11

Investor Client Services (ICS)

Strong performance from equities, no negative revenue trading days

Adjusted operating income


CHF million
+23%
1,732
619
1,113
1,156
297
858
1,420
382
1,037
1Q13
4Q13
1Q14


USD million
+24%
1,863
667
1,196
1,282
330
952
1,594
429
1,165
1Q13
4Q13
1Q14
Equities
FX, Rates and Credit

1Q14 daily revenue distribution[2]

CHF million


44 days
20 days
<(50)
(50)-(25)
(25)-0
0-25
25-50
>50

Comparison in USD terms (1Q14 vs. 4Q13)

Equities +22%

- Higher revenues in cash across all regions on seasonally higher client activity; #1 in cash equities globally[1]
- Derivatives revenue increased on seasonally higher client activity and stronger trading revenues
- Increase in Financing Services on improved revenues across equity finance, prime brokerage and clearing and execution; best 1Q since 2010

FX, Rates and Credit +30%

- Foreign exchange: Increase in revenues, mainly in FX options and EM short-term interest rates, driven by higher client activity and improved market liquidity
- Rates and Credit: Increase in revenues on improved trading across Flow and Solutions businesses

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Ranked #1 globally in a leading private survey (March 2014); 2 Daily revenue distribution includes DVA

12

Corporate Center—Core Functions

Reported pre-tax loss of CHF 176 million

Operating income and profit before tax

CHF million

	1Q13	2Q13	3Q13	4Q13	1Q14
Treasury income	(217)	(124)	(219)	(343)	(46)
Own credit gain/(loss)	(181)	138	(147)	(94)	88
Other	(43)	(19)	169	72	9
Operating income (as reported)	**(441)**	**(5)**	**(197)**	**(365)**	**51**
Own credit gain/(loss)	(181)	138	(147)	(94)	88
Gains on sales of real estate	0	19	207	61	23
Early redemption/buyback of UBS debt	(119)	0	0	(75)	0
Sale of the Prediction business and FCT[1]	(24)	0	0	0	0
Adjusted operating income	**(117)**	**(162)**	**(257)**	**(257)**	**(60)**
Operating expenses (as reported)	**239**	**126**	**282**	**200**	**227**
Net restructuring charges	(3)	5	(1)	(7)	2
Adjusted operating expenses	**242**	**121**	**283**	**207**	**225**
Profit before tax (as reported)	**(680)**	**(131)**	**(479)**	**(565)**	**(176)**
Profit before tax (adjusted)	**(359)**	**(283)**	**(540)**	**(464)**	**(285)**
Personnel (after allocation)	1,092	1,006	1,139	1,055	951

Reported operating income CHF 51 million

- An own credit gain of CHF 88 million and CHF 23 million in gains on sales of real estate, partly offset by negative CHF 46 million of net treasury income

Reported operating expenses CHF 227 million

- Increase of CHF 27 million, mainly due to expenses from untaken vacation accruals

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Foreign currency translation (FCT)

13

Retained Treasury income in Corporate Center—Core Functions

We continue to expect retained funding costs to decline in the mid-term

Treasury income retained in Corporate Center – Core Functions

CHF million

	FY13	4Q13	1Q14
Gross results (excluding accounting driven adjustments)	664	206	137
Allocations to business divisions	(921)	(296)	(206)
Net revenues (excluding accounting driven adjustments)	**(257)**	**(90)**	**(69)**
of which: retained funding costs	(510)	(149)	(165)
of which: profits retained in Treasury	253[1]	59	96
Accounting asymmetry and other adjustments Mark-to-market losses from cross currency swaps, macro cash flow hedge ineffectiveness, Group Treasury FX, debt buyback and other	**(645)**	**(253)**	**23**
Net treasury income retained in CC-Core Functions	**(902)**	**(343)**	**(46)**

Costs of the Group's overall long term funding will be reduced as the long term debt portfolio rolls off and with declining volumes as we reduce our balance sheet

We will continue to maintain a diversified funding profile and comfortable LCR and NSFR ratios

- Retained funding costs expected to decrease slightly in FY14 from CHF 510 million in FY13, to approximately CHF 100 million in FY15 and to a negligible amount in FY16
- Increase in profits retained in treasury partially due to 37 million loss on sales of financial instruments held in the available-for-sale portfolio in 4Q13
- Lower negative revenue from accounting asymmetry and other adjustments largely due to CHF 104 million lower losses from cross-currency basis swaps, a CHF 49 million gain on macro cash flow hedges compared with a loss of 10 million in 4Q13, and no debt buyback costs in 1Q14

UBS

1 Majority offset by CHF 204 million net profit attributable to preferred noteholders

14

Corporate Center—Non-core and Legacy Portfolio

Operating income and profit before tax

CHF million

	1Q13	2Q13	3Q13	4Q13	1Q14
Non-core	231	(57)	(120)	(104)	17
of which: Debit valuation adjustments	37	(21)	(47)	(68)	(19)
Legacy Portfolio	274	135	21	(36)	13
of which: SNB StabFund option	245	122	74	(28)	(1)
Credit loss (expense)/recovery	(2)	(5)	(1)	11	0
Total operating income	**504**	**73**	**(100)**	**(130)**	**29**
Early redemption/buyback of UBS debt	27	0	0	0	0
Adjusted operating income	**477**	**73**	**(100)**	**(130)**	**29**
Operating expenses (as reported)	**749**	**1,001**	**593**	**317**	**254**
Net restructuring charges	188	18	5	24	9
Adjusted operating expenses	**561**	**983**	**588**	**293**	**245**
Profit before tax (as reported)	**(245)**	**(927)**	**(693)**	**(446)**	**(225)**
Profit before tax (adjusted)	**(84)**	**(909)**	**(688)**	**(422)**	**(216)**
Personnel (front office)	323	263	245	222	195

Adjusted operating income CHF 29 million

- **Non-core:** Income of CHF 17 million largely due to mark-to-market movements in Credit, partly offset by debit valuation adjustments of negative CHF 19 million
- **Legacy Portfolio:** Income of CHF 13 million as gains in RLN portfolio and real estate assets more than offset losses in muni portfolio

Adjusted operating expenses CHF 245 million

- Provisions for litigation, regulatory and similar matters of CHF 54 million
- 4Q13 included a CHF 68 million charge related to the annual UK bank levy

We continue to expect elevated charges for litigation, regulatory and similar matters through the year

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

15

Corporate Center—Non-core1

RWA

CHF billion

(56%)

Operational risk 32%

64.5

10.4 Other 4%

OTC 63% Rates 39% Cash 5%

29.3 32.6

28.7 Credit 25%

9.5

9.2

20.3 13.8 11.2

8.1 7.1

31.12.12 31.12.13 31314 . .

(57%)

389 PRV2

OTC margin3 190 Funded assets4

167

[255]

LRD5 [133] [112] LRD value

31.12.12 31.12.13 31.3.14

IFRS assets and Swiss SRB LRD

CHF billion

Exposure reduction

QoQ YoY

RWA (12%) (51%)

RWA excluding operational risk (16%) (62%)

Funded assets (37%) (83%)

Positive replacement values (PRV) (12%) (50%)

Swiss SRB LRD (16%) (51%)

# of line items (24%) (48%)

Refer to slide 26 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 Refer to page 66 of the 1Q14 financial report for more information about the composition of Non-core; 2 Positive replacement values (gross exposure excluding the impact of any counterparty netting); 3 OTC: over-the-counter; represents collateral delivered; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; 5 Swiss SRB leverage ratio denominator, pro-forma estimate for 31.12.12 based on period ending balance

Corporate Center—Legacy Portfolio[1]

RWA
CHF billion


(18%)
38.0
3.8
34.2
30.9
13.3
17.6
31.3
14.2
17.1
31.12.12
31.12.13
31.3.14
Other 55%
Operational risk 45%
2.8
4.6
0.9
1.5
2.2
2.0
3.1
CDO[6]
RLN[7]
Monolines
Real estate assets
ARS & APS[8]
Muni swaps and options
Other[9]

IFRS assets and Swiss SRB LRD
CHF billion


(40%)
40
[38]
25
[27]
24
[23]
31.12.12
31.12.13
31.3.14
PRV[2]
OTC margin[3]
Funded assets[4]
LRD[5] [ ]LRD value

Exposure reduction

	QoQ	YoY
RWA	1%	(13%)
RWA excluding operational risk	(3%)	(46%)
Funded assets	(3%)	(30%)
Positive replacement values (PRV)	(9%)	(48%)
Swiss SRB LRD	(16%)	(39%)

UBS

Refer to slide 26 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 Refer to page 67 of the 1Q14 financial report for more information about the composition of the Legacy Portfolio; 2 Positive replacement values (gross exposure excluding the impact of any counterparty netting); 3 OTC: over-the-counter; represents collateral delivered; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against OTC derivatives; 5 Swiss SRB leverage ratio denominator; 6 CDO: collateralized debt obligation; 7 RLN: reference linked notes; 8 Auction rate securities and auction preferred stock; 9 Includes loan to BlackRock fund and a number of smaller positions

17

RWA (fully applied)

RWA

CHF billion

~400

Incremental

~21 operational risk RWA2 in 4Q13 allocated to ~80 each business division

~301

+22.5

~49 ~258

225 227 ~103 203

64 60 ~220 57 ~162

62 62 ~64 56

~90 ~91 99 105 ~79 89

30.9.1133 30.9.12 31.12.12 31.12.13 31.12.13 31.3.14

Excluding incremental operational risk RWA2

SNB StabFund1

Legacy Portfolio (until 4Q12)

Non-core (from 1Q13) and Legacy Portfolio

Investment Bank

WM/WMA/R&C/Global AM/Corporate Center – Core Functions

227

<215 <200

Operational risk 36% ~40

81 ~25

15 Market risk 7% <70 <70

130 Credit risk4 57%

~105 ~105

31.3.14 31.12.15 31.12.17 by risk target target type

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 RWA associated with UBS’s option to purchase the SNB StabFund’s equity (treated as a participation with full deduction from CET1 capital starting 2Q12);

2 Incremental operational risk RWA calculated by FINMA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA;

3 Legacy Portfolio included on a pro-forma basis from 30.9.11; Non-core and Legacy Portfolio included on a pro-forma basis from 31.12.12; 4 Includes CHF 13 billion for non-counterparty-related risk

Swiss SRB Basel III capital/ratios

Swiss SRB Basel III (phase-in1)

1.3%

3.1%

18.5% 0.4%

17.9% ~15.3%

~13.6% ~10.0%

30.9.11 30.9.12 31.12.12 31.12.13 31.3.14

CHF billion

Non-Basel III compliant capital 3.0 Low-trigger loss-absorbing capital 7.1 High-trigger loss-absorbing capital 1.0 CET1 capital 41.2 RWA 230

Low-trigger loss-absorbing capital High-trigger loss-absorbing capital Common equity

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 For additional information refer to the “Capital management” section of the 1Q14 financial report

CHF billion

Low-trigger loss-absorbing capital 7.1 High-trigger loss-absorbing capital 1.0 CET1 capital 29.9 RWA 227

3.1%

0.4%

12.8% 13.2%

9.3% 9.8%

6.2%

30.9.11 30.9.12 31.12.12 31.12.13 31.3.14

Swiss SRB Basel III (fully applied1)

Swiss SRB leverage ratio

Fully applied Swiss SRB Basel III leverage ratio 3.8%[1]

Swiss SRB Basel III leverage ratio



Swiss SRB exposures in CHF billion
~3.4%²
~3.6%²
3.8%
3.9%
4.2%
4.7%
5.0%
~2.4%²
~2.4%²
2.6%
2.9%
3.0%
3.4%
3.8%
~1,319²
~1,206²
1,165
1,131
1,056
1,020
988
265
240
195
160
134
30.9.12
31.12.12
31.3.13
30.6.13
30.9.13
31.12.13
31.3.14
Swiss SRB total exposure (fully applied)
Non-core and Legacy Portfolio (fully applied)
Leverage ratio (phase-in)
Leverage ratio (fully applied)

CHF billion, 31.3.14

$$\frac{\text{Phase-in CET1 + loss absorbing capital}}{\text{Total IFRS assets +/- adjustments}} = \frac{49.3}{994} = \mathbf{5.0\%}$$

$$\frac{\text{Fully applied CET1 + loss absorbing capital}}{\text{Total IFRS assets +/- adjustments}} = \frac{38.0}{988} = \mathbf{3.8\%}$$

Planned issuance of low-trigger loss-absorbing capital[3]: Issuance of remaining ~CHF 1.9 billion equivalent to ~15-20 bps[4] increase in fully applied Swiss SRB leverage ratio

Planned increase in high-trigger loss-absorbing capital[5]: Further ~CHF 1.5 billion equivalent to ~15-20 bps[4] increase in fully applied Swiss SRB leverage ratio

Up to ~100 bps[4] combined

Run-down of Non-core and Legacy Portfolio: Full exit of Non-core and Legacy equivalent to ~60 bps[4] increase in fully applied Swiss SRB Leverage ratio

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 For additional information refer to pages 85-87 of the 1Q14 financial report; 2 Pro-forma number; 3 Total ~CHF 9 billion of low-trigger loss-absorbing capital based on 17.5% fully applied total capital requirement expectation; 4 Estimate based on current fully applied Swiss Leverage ratio numerator and denominator, total impact based on impact of individual scenarios and are based on 13.3.14 fully applied CET1 capital, RWA (fully applied) and Swiss SRB exposure (fully applied); 5 Based on guidance of total 125 bps of high-trigger loss-absorbing capital ratio from deferred compensation programs and our RWA target of <CHF 200 billion

20

1Q14 highlights

Group

Net profit attributable to UBS shareholders CHF 1,054 million, diluted EPS CHF 0.27, RoE 8.7% Profit before tax (PBT) CHF 1,393 million, adjusted PBT CHF 1,486 million Basel III fully applied CET1 ratio of 13.2%, achieving our 13% target for 2014

Business divisions1

Wealth Management: PBT CHF 659 million, NNM CHF 10.9 billion, gross margin up 2 bps to 87 bps

– Increased profitability on improved client activity, strong net new money

Wealth Management Americas: Record PBT USD 284 million, NNM USD 2.1 billion

– Increased recurring fees on record managed account asset levels

Retail & Corporate: PBT CHF 401 million, up 17% QoQ

– Strong performance, best first quarter adjusted pre-tax profit since 2010

Global Asset Management: PBT CHF 126 million, CHF 13.0 billion of NNM excluding money market flows

– Annualized NNM growth rate of 6.6%, above target range with inflows from WM and third-party channels

Investment Bank: PBT CHF 549 million, continued efficient resource utilization

– Adjusted RoAE of 28% with improved performance across all regions

Corporate Center: Pre-tax loss CHF 501 million

– Continued progress in reduction of Non-core and Legacy Portfolio assets

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Business division and Corporate Center figures on an adjusted basis

Appendix

Our balance sheet, funding and liquidity positions are strong

Our balance sheet structure has many characteristics of a AA-rated bank

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Funding by product1

Due to banks

Short-term debt issued

51%

Repurchase agreements

Cash collateral payables

on derivative instruments

Securities lending

Prime brokerage payables

22%

32%

59% Deposits

17%

19% Long-term debt issued

31.12.07 31.3.14

Strong and significantly reduced balance sheet

– Funded assets2 down >60% from peak in 2007

– Fully applied Swiss SRB leverage ratio of 3.8%

Strong funding profile

– Well diversified by market, tenor and currency

– High proportion of stable funding sources with deposits 59% and long-term debt 19%

– Limited use of short-term wholesale funding

– 107% Basel III NSFR3

Strong liquidity position

– 110% Basel III LCR3

1 As a percentage of total funding sources defined as: repurchase agreements, cash collateral on securities lent, due to banks, short-term debt issued, due to customers, long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables. CHF 1,527 billion on 31.12.07 and CHF 660 billion on 31.3.14; 2 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; figures prior to 4Q10 include collateral for OTC derivatives; 3 As of 31.3.14. Estimated pro-forma ratios as Basel III liquidity rules and the FINMA framework are not yet finalized. Refer to page 72 of the 1Q14 financial report for details about the calculation of UBS’s Basel III LCR and NSFR

Breakdown of changes in Group RWA (fully applied)


CHF billion
225
5
(1)
(3)
227
• CHF 3 billion increase related to model parameter update to AMA model for operational risk and incremental RWA[1]
• CHF 1 billion increase in market risk RWA related to underpinning of trading book securitization net shorts on expiry of the transition phase
• CHF 1 billion increase in market risk RWA due to lower hedge benefit post migration of trades to the correlation portfolio
• CHF 2 billion increase in credit risk RWA related to FINMA multiplier change from 1.25 to 1.50 for Swiss Mortgages and model recalibration
• CHF 3 billion reduction in credit risk RWA related to implementation of Basel III exposure model for Equities OTC exposure
• CHF 3 billion decrease in credit risk RWA mainly book size reduction due to sales of securitization exposures, derivative trade unwinds and trade compressions, partly offset by book size increase on loans and other banking products
31.12.13
Methodology-/ Model-driven
FX impact
Book size and other
31.3.14


CHF billion
225
(4)
0
2
0
3
227
• CHF 4 billion lower credit risk RWA primarily through book size reduction due to derivative trade unwinds and trade compressions
• CHF 1 billion increase in market risk RWA due to lower hedge benefit post migration of trades to the correlation portfolio
• CHF 2 billion increase related to bank-specific multiplier change for Swiss residential mortgages
• CHF 1 billion increase related to model parameter update to AMA model for operational risk and incremental RWA[1]
31.12.13
Non-core[2]
Legacy Portfolio[2]
Core Functions
Investment Bank
All other businesses[3]
31.3.14
Corporate Center

UBS

Refer to slide 26 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Incremental operational risk RWA calculated by FINMA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA; 2 Refer to pages 65-67 of the 1Q14 financial report for more information on Non-core and Legacy Portfolio; 3 Wealth Management, Wealth Management Americas, Retail & Corporate and Global Asset Management

24

Adjusted results

Adjusting items	Business division / Corporate Center	1Q13	4Q13	1Q14	FY13
CHF million					
Operating income as reported (Group)		**7,775**	**6,307**	**7,258**	**27,732**
Of which:					
Own credit on financial liabilities designated at FV	Corporate Center - Core Functions	(181)	(94)	88	(283)
Gains on sales of real estate	Corporate Center - Core Functions	0	61	23	288
Net loss related to the buyback of debt in public tender offer	Corporate Center - Core Functions	(119)	(75)	0	(194)
	Corporate Center - Non-core and Legacy Portfolio	27	0	0	27
Gain on disposal of Global AM's Canadian domestic business	Global Asset Management	34	0	0	34
Net gain on sale of remaining proprietary trading business	Investment Bank	55	0	0	55
	Corporate Center - Core Functions	(24)	0	0	(24)
Operating income adjusted (Group)		**7,983**	**6,415**	**7,147**	**27,829**
Operating expenses as reported (Group)		**6,327**	**5,858**	**5,865**	**24,461**
Of which:					
Net restructuring charges	Wealth Management	26	41	40	178
	Wealth Management Americas	10	26	10	59
	Retail & Corporate	15	12	15	54
	Global Asset Management	4	13	4	43
	Investment Bank	6	89	124	210
	Corporate Center - Core Functions	(3)	(7)	2	(6)
	Corporate Center - Non-core and Legacy Portfolio	188	24	9	235
Operating expenses adjusted (Group)		**6,081**	**5,660**	**5,661**	**23,689**
Operating profit/(loss) before tax as reported		**1,447**	**449**	**1,393**	**3,272**
Operating profit/(loss) before tax adjusted		**1,901**	**755**	**1,486**	**4,141**

UBS

25

Important information related to numbers shown in this presentation

Use of adjusted numbers

Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Refer to pages 12 of the 1Q14 financial report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 80 of the 1Q14 financial report.

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

Refer to the “Capital Management” section in the 1Q14 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 36 Currency translation rates” in the 2013 Annual Report for more information.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: May 6, 2014